Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT No. 6	Registration No. 333-275381
(to prospectus dated December 4, 2023)
PROSPECTUS SUPPLEMENT No. 2	Registration No. 333-277045
(to prospectus dated May 9, 2024)
PROSPECTUS SUPPLEMENT No. 1	Registration No. 333-279803
(to prospectus dated June 4, 2024)

Primary Offering of

24,406,752 COMMON SHARES,

10,833,333 WARRANTS TO PURCHASE COMMON SHARES,

10,833,333 COMMON SHARES UNDERLYING WARRANTS AND

4,400,106 COMMON SHARES UNDERLYING CONVERTIBLE NOTES

Primary Offering of

10,833,333 Common Shares

Secondary Offering of

40,582,699 Common Shares

SECONDARY OFFERING OF

20,000,000 COMMON SHARES

OF

LEDDARTECH HOLDINGS INC.

This prospectus supplement updates, amends and supplements the prospectus contained in the Registration Statement on Form F-4 of LeddarTech Holdings Inc. (Registration Statement No. 333-275381), effective as of December 4, 2023 (as updated, supplemented or amended from time to time, the “F-4 Prospectus”), the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-277045), effective as of May 8, 2024 (as updated, supplemented or amended from time to time, the “F-1 Prospectus”) and the prospectus contained in the Registration Statement on Form F-1 of LeddarTech Holdings Inc. (Registration Statement No. 333-279803), effective as of June 4, 2024 (as updated, supplemented or amended from time to time, the “SEPA Shelf Prospectus” and, together with the F-4 Prospectus and the Resale Shelf Prospectus, the “Prospectuses” and each a “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectuses.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectuses with the information contained in our Report of Foreign Private Issuer on Form 6-K furnished with the Securities and Exchange Commission on July 5, 2024, which is attached hereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with each Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the respective Prospectuses, including any amendments or supplements thereto, and if there is any inconsistency between the information in such Prospectus or any prior amendment or supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “LDTC.” On July 3, 2024, the last reported sale price of our common shares as reported on Nasdaq was $0.99 per share. Our warrants are listed on Nasdaq under the symbol “LDTCW.” On July 3, 2024, the last reported sale price of our warrants as reported on Nasdaq was $0.04 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in the each Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 5, 2024.

Attachments

1.	LeddarTech Holdings Inc. Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 5, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

On July 5, 2024, LeddarTech Holdings Inc. (the “Company”) entered into a Ninth Amending Agreement (the “Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). Pursuant to the terms of the Desjardins Credit Facility, the Company is required to maintain an unencumbered cash balance of at least C$5.0 million (the “Minimum Cash Covenant”). Pursuant to the Waiver, among other things, Desjardins has temporarily reduced the required Minimum Cash Covenant to C$3.5 million from July 5, 2024 through July 6, 2024, and to C$1.8 million from July 7, 2024 through July 26, 2024, after which time the Company will again be obligated to maintain a minimum cash balance of C$5.0 million.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing also should be read in conjunction with the disclosures set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023 as filed with the Securities and Exchange Commission on January 31, 2024, including the disclosures set forth under “Item 3.D – Key Information – Risk Factors” contained therein.

Additionally, the Company has received indications of interest from several of its principal shareholders to invest an aggregate of up to US$9.7 million in the Company, subject to certain conditions to be agreed upon, including the Company raising an amount of outside capital through a proposed financing transaction (the “Financing Transaction”). Because indications of interest are not binding agreements or commitments to purchase, there can be no assurance that such existing shareholders will invest their full indication of interest, or any amount at all, in the Financing Transaction, or that the Company will successfully complete the Financing Transaction in an amount sufficient to meet the conditions to be established for any such investment by such existing shareholders, or at all. Any debt or equity securities to be offered and sold in the Financing Transaction may not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Financing Transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Exhibits

Exhibit Number	Exhibit Description
10.1	Ninth Amending Agreement to Amended and Restated Financing Offer dated July 5, 2024 among LeddarTech Holdings Inc. and Fédération des caisses Desjardins du Québec.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: July 5, 2024

2

Exhibit 10.1

Execution Version

NINTH AMENDING AGREEMENT made as of July 5, 2024

BETWEEN:	LeddarTech Holdings Inc. (as “Borrower”)
AND:	Federation des Caisses Desjardins du Quebec (as “Lender”)

Recitals

A.	The Lender has addressed an amended and restated financing offer dated April 5, 2023 to the Borrower which has been accepted by the Borrower (as amended by a first amending agreement dated as of May 1, 2023, a second amending agreement dated as of May 31, 2023, a third amending agreement dated as of September 29, 2023, a fourth amending agreement dated as of October 13, 2023, a fifth amending agreement dated as of October 20, 2023, a sixth amending agreement dated as of October 31, 2023, a seventh amending agreement dated as of December 8, 2023, and an eighth amending agreement dated as of June 4, 2024, the “Financing Offer”).

B.	The Borrower is the entity resulting from the amalgamation between LeddarTech Inc. and LeddarTech Holdings Inc. that took place on December 21, 2023.

C.	The Borrower and the Lender wish to amend the Financing Offer to, among other things, reduce temporarily the level of minimum available cash required under the covenant provided for under Section 7.1.2 of the Financing Offer for the period leading to the projected closing of the targeted US$30,000,000 gross equity investment in the Borrower (the “Equity Investment”).

Now, therefore, the parties agree as follows:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Financing Offer have the meanings assigned to them in the Financing Offer unless otherwise defined herein.

1.2	Other than as specifically provided herein, this Agreement shall not operate as a waiver of any right, power or privilege of the Lender and, except as amended hereby, all provisions of the Financing Offer will remain in full force and effect.

2.	Amendments to the Financing Offer

2.1	Section 6.1 of the Financing Offer is amended by the addition of the following paragraphs immediately after the existing paragraphs of such Section 6.1:

“The Borrower must pay to Desjardins a monthly fee of $125,000 per month, which monthly fee is earned and payable first on July 5, 2024, and thereafter, on the first day of each subsequent month, until the date of the disbursement of an equity investment in the Borrower for a minimum gross proceeds amount of US$25,000,000 (the “Short-Term Outside Date”).

Following the Short-Term Outside Date and until the Borrower provides Desjardins with the Recapitalization Plan in form and substance satisfactory to Desjardins, a monthly fee in the amount of $45,000 will be earned and payable on the first day of each month.”

2.2	The definition of “Available Cash” in Section 7.1.2 of the Financing Offer is amended as follows (changes underlined and struck through):

“Available Cash The Borrower must maintain Available Cash in an amount equal to or greater than as provided below for the following dates:

(i)	$1,500,000 at all times from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023;

(ii)	NIL after October 31, 2023 until the earlier of December 22, 2023 and the DE-SPAC Date; ~~and~~

(iii)	$5,000,000 at all times after the earlier of December 22, 2023 and the DE-SPAC Date~~.~~ until July 4, 2024;

(iv)	$3,500,000 at all times from July 5, 2024 until July 6, 2024;

(v)	$1,800,000 at all times from July 7, 2024 until July 26, 2024; and

(vi)	$5,000,000 at all times after July 26, 2024.”

2.3	Section 7.2.4 of the Financing Offer is amended as follows (changes underlined and struck through):

“7.2.4	From ~~October 31, 2023~~July 5, 2024 until ~~the earlier of December 22, 2023 and the disbursement of the Tranche B of the SPAC Offering~~ the Short-Term Outside Date, the Borrower undertakes (i) to give Desjardins and Desjardins’ Financial Advisor on Tuesday of each week an updated ~~10~~13-week cash flow projection (the “~~10~~13-Week Cash Flow Projection”) indicating the actual receipts and disbursements for the preceding week, as well as previous periods of one week, in comparison to the budgeted amounts in the initial ~~10~~13-Week Cash Flow Projection, such initial ~~10~~13-Week Cash Flow Projection which is attached hereto as Appendix “E”, and (ii) to continue to collaborate with and provide to Desjardins and Desjardins’ Financial Advisor information in connection with the finances and operations of the Borrower and the Guarantors, including with respect to the status of the targeted equity investment in the Borrower for a gross proceeds amount of US$30,000,000, ~~the SPAC Offering~~, and to provide the information requested by Desjardins, Desjardins’ legal counsel or Desjardins’ Financial Advisor, and to cause the Borrower’s advisors to do the same. After the Short-Term Outside Date and until the Borrower provides to Desjardins the Recapitalization Plan in form and substance satisfactory to Desjardins, the Borrower undertakes (i) to give Desjardins and Desjardins’ Financial Advisor on first Friday of each month an updated Monthly 13-week cash flow projection (the “Monthly 13-Week Cash Flow Projection”) indicating the actual receipts and disbursements for the preceding month, as well as previous periods of one month, in comparison to the budgeted amounts in the initial Monthly 13-Week Cash Flow Projection, and (ii) to continue to collaborate with and provide to Desjardins and Desjardins’ Financial Advisor information in connection with the finances and operations of the Borrower and the Guarantors, and to provide the information requested by Desjardins, Desjardins’ legal counsel or Desjardins’ Financial Advisor, and to cause the Borrower’s advisors to do the same.”

2.4	New Sections 7.2.7, 7.2.8 and 7.2.9 are added immediately after Section 7.2.6 of the Financing Offer as follows:

“7.2.7	No later than July 26, 2024, the Borrower must have delivered to Desjardins, in form and substance satisfactory to Desjardins, (i) a detailed plan addressing the expected timeline for development of the software and the commercialization of the products by the Borrower and its Subsidiaries as well as the financial details of the expected revenue generating activities (including without limitation a complete financial model), and (ii) the Borrower’s updated financial projections up to January 31, 2026 (including balance sheet, income statement and cash flow statements including a list of planned capital expenditures) on a consolidated basis giving effect to the targeted equity investment in the Borrower for a gross proceeds amount of US$30,000,000.

7.2.8	The Borrower must provide in advance to Desjardins for its review any disclosure relating to the credit facilities made available hereunder that the Borrower must make pursuant to its obligations under any applicable securities law.

7.2.9	The Borrower must promptly provide to Desjardins a copy of any letter of intent or similar document confirming the intent of a participant to the targeted equity financing in the Borrower for a gross proceeds amount of US$30,000,000 and any other documentation that Desjardins may reasonably request in connection with such equity financing.

2.5	Section 7.4.5 of the Financing Offer is amended as follows (changes underlined and struck through):

“7.4.5	From ~~October 31, 2023~~July 5, 2024 until ~~the earlier of December 22, 2023 and the disbursement of the Tranche B of the SPAC Offering~~ the Short-Term Outside Date, there must be no unfavorable variance greater than 10% between the ending cash balance in the actual ~~10~~13-Week Cash Flow Projection and the ending cash balance in the initial ~~10~~13-Week Cash Flow Projection which is attached hereto as Appendix “E” (such variance to be greater than ~~US~~$100,000).”

2.6	Appendix “E” of the Financing Offer is hereby replaced with Appendix “E” to this Agreement.

3.	Effectiveness and Conditions Precedent

This Agreement will become effective on the date that the Lender notifies the Borrower that the following conditions precedent have been fulfilled:

3.1	this Agreement has been executed by all parties;

3.2	receipt of the current 13-Week Cash Flow Projection;

3.3	confirmation of the re-appointment of Raymond Chabot Grant Thornton & Co L.L.P. as Desjardins’ Financial Advisor;

3.4	receipt of the written intent letters from existing investors and insiders indicating their intention to participate in the Equity Investment that have been delivered to the Borrower;

3.5	no Default exists;

3.6	all fees and expenses owing by the Borrower to the Lender and its legal counsel and the Desjardins’ Financial Advisor due on the date of this Agreement shall have been paid and the Lender is authorized to debit the Borrower’s account and proceed to the payment of such fees and expenses.

4.	Representations and Warranties

All of the representations and warranties contained in Article 2 of the Appendix A to the Financing Offer are true and correct on and as of the date hereof as though made on and as of the date hereof, except that, to the extent such representations and warranties relate to a specifically identified earlier date they shall be true and correct as of such earlier date.

5.	Default

No Default has occurred and is continuing on the date hereof.

6.	Cost and Expenses

The Borrower agrees to pay on demand all reasonable costs and expenses of the Lender in connection with the preparation, execution, delivery and implementation and administration of this Agreement including the reasonable fees and expenses of counsel for the Lender.

7.	Counterparts

This Agreement may be executed in any number of counterparts, all of which taken together constitute one and the same instrument. A party may execute this Agreement by signing any counterpart. Delivery by any party or other signatory of an executed counterpart of this Agreement by facsimile or electronic mail or in PDF format, or using any electronic signature, shall be equally effective as delivery of an original executed counterpart of this Agreement.

8.	Governing Law

This Agreement is governed by and construed in accordance with laws of the Province of Quebec and the laws of Canada applicable therein.

[Signature pages follow]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

Federation Des Caisses Desjardins Du Quebec, as Lender

Per:	/s/ Jocelyn Larouche
Title:	Jocelyn Larouche – Director, National Accounts, North Western Quebec

Per:	/s/ Alexandre Chapdelaine
Title:	Alexandre Chapdelaine, Managing Director and Market Lead, National Accounts, North Western Quebec

LeddarTech Holdings Inc., as Borrower

Per:	/s/ Frantz Saintellemy
Title:	Frantz Saintellemy, President and Chief Executive Officer

The Guarantor acknowledges receipt of this Agreement and agrees to its terms.

Vayavision Sensing Ltd., as Guarantor

Per:	/s/ Frantz Saintellemy
Title:	Frantz Saintellemy, Chief Executive Officer

[Ninth Amendment – LeddarTech Holdings Inc.]